Exhibit 99.40

NexTech Signs LOI to Acquire eCommerce Business Generating $1.6 Million USD in Revenue and $600,000 EBITDA

New York, NY - Toronto, ON – May 7, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) )(FSE: N29) is pleased to announce that it has signed an LOI to acquire an eCommerce business that generated USD $1.6 million in revenue and $600,000 in EBITDA in 2018, for the purchase price of $2,000,000. The purchase will be paid for with 50% stock and 50% in cash with the stock portion priced at $0.58USD or $0.77CDN. The company is currently conducting its due diligence, which is expected to last four weeks, with an expected closing of the transaction to follow.

NexTech has already closed on three acquisitions in 2019 - one in January (AR eCommerce), one in February (Hootview), one in April (Infinite Pet) - with the most recent LOI a continued execution on its strategy to grow through the acquisition of revenue generating eCommerce companies that possess industry-leading positions. In 2019 alone, NexTech has made three revenue-generating acquisitions and upon closing of this new acquisition, NexTech will be the fastest-growing, highest revenue generating AR eCommerce company in the industry.

“This LOI sets the stage for our fourth acquisition in 2019 and, upon closing, would push our AR-enabled eCommerce division to a trailing 12-month run rate of USD $6.5 million in consolidated revenue and $1.5 million in EBITDA. For 2019, we are projecting to grow the revenue to $9.3 million USD generating $5 million in gross profits and over $2 million in EBITDA just from our AR-enabled eCommerce division,” said Evan Gappelberg, CEO of NexTech. “Since going public on October 31, 2018, we have been focused on revenue and cash flow from eCommerce acquisitions as well as launching our AR SaaS platform around our three verticals, AR eCommerce, AR university, and AR live streaming. While our AR eCommerce SaaS platform has launched with many customer wins, we’re excited to be launching our AR university platform and AR live streaming both within the next 120 days, which are also expected to be very strong engines of growth in 2019.”

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web-enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento, Wordpress, IBM Watson and Microsoft’s Azure (AI), its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.